Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

July 21, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust Vornado Realty L.P.
Forms 10‑K for the year ended December 31, 2013 File Nos. 1-11954 and 1-34482

Dear Mr. Gordon:

         Please find herein our response to your letter, dated July 9, 2014, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Stephen W. Theriot, Chief Financial Officer of Vornado Realty Trust (“Vornado” and/or the “Company”) regarding the above referenced filings with the Commission.  We have carefully considered the Staff’s comment and have provided additional information, as requested.  For your convenience, we have included in bold the Staff’s comment before our response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 2. Properties, page 18

1.       In future filings for the table that details your real estate properties, please revise to present a separate table for the properties that are consolidated and a separate table for the properties that are not consolidated.

Company’s Response:

The Company notes for the information of the Staff that the property table in Item 2 is presented in a manner that the Company believes is the most meaningful presentation for users to understand its properties and its segments.  In response to the Staff’s comment, in its future Form 10-K filings, the Company will revise its property table to add a footnote reference “(1)” next to each of the ownership percentages in the column entitled “% ownership” for each property that is not consolidated.  Footnote (1) will state that such property is “not consolidated in the accompanying consolidated financial statements and related financial data included in this annual report on Form 10-K.”

Same Store EBITDA, page 60

2.       We note that you have presented EBITDA on a same-store basis.  Please explain to us your basis for referring to your same store EBITDA as GAAP basis when EBITDA is a non-GAAP measure.

Company’s Response:

In response to the Staff’s comment, the Company will revise its future filings to refer to these non-GAAP measures as “EBITDA” and “EBITDA-cash basis (which excludes income from the straight-lining of rents, amortization of below market leases, net of above market leases and other non-cash adjustments),” thereby eliminating all references to EBITDA as GAAP.

Development and Redevelopment Expenditures, page 86

3.       We note that you disclose development and redevelopment expenditures by property that reconcile to the capitalized expenditures included in cash flows from investing activities within the consolidated statement of cash flows.  In future filings please also disclose the total amount of soft costs capitalized for the years presented for costs such as interest, payroll and other soft costs.  We realize that capitalized interest is disclosed elsewhere in the 10-K but we believe it would be helpful to a user of the financial statements to have all of this information included with the chart of capitalized expenditures.

Company’s Response:

The Company will revise its future filings to disclose, directly under each of the tables presenting capitalized expenditures, the total amount of soft costs, including interest, payroll and other soft costs, if material, that are included in capitalized expenditures in the periods presented.

Investments in Partially Owned Entities, page 111

4.       We note that you considered a third-party valuation in determining the fair value of your investment in Toys “R” Us, Inc.  Please explain to us and include in future filings the methodologies used to determine the fair value, including a qualitative and quantitative description of the material assumptions and estimates used in the analysis.

Company’s Response:

The Company will revise its disclosures about fair value measurements in future filings on Form 10-K, and where applicable on Form 10-Q, to include, where fair value measurements are disclosed, the following additional disclosure about the methodologies used and the qualitative and quantitative assumptions:

In determining the fair value of our investment in Toys, we considered, among other inputs, a December 31, 2013 third-party valuation of Toys and Toy's historical financial results, financial projections and business outlook.  Our determination of the fair value of our investment in Toys included consideration of the following widely-used valuation methodologies:

    market multiple methodology, that considered comparable publicly traded retail companies and a range of EBITDA multiples from 5.75x to 6.50x comparable sales transactions methodology, that considered sales of retailers ranging in size from $150 million to $3 billion a discounted cash flow methodology, that utilized five-year financial projections and assumed a terminal EBITDA multiple of 5.75x, a 10% discount rate and a 38% tax rate a Black-Scholes valuation analysis, that assumed one, two and three year time-to-expiration periods and 24% to 29% volatility factors.

5.       We note that you no longer consolidate Independence Plaza after reducing your economic interest to 50.1% and determining that you are no longer the primary beneficiary of the VIE.  Please provide us with your analysis of how you determined that you are no longer the primary beneficiary.  Please cite applicable guidance in your response.

Company’s Response:

On June 7, 2013, the Company sold a partial indirect interest in the VIE to its partner that reduced the Company’s ownership interest in the VIE from 58.75% to 50.1%. Consequently, the Company concluded that it no longer possessed the majority of the exposure to the variability associated with the anticipated economic performance of the VIE and that its partner was most closely associated with the VIE as discussed below.

Effective with the Company’s June 7, 2013 sale, the Company and its partner own 50.1% and 49.9%, respectively, of the VIE.  The Company’s interest in the VIE consists of a  25.0% direct interest and 25.1% indirect interest through its 66.9% interest in another entity (“Plaza Entity”) which owns a 37.5% interest in the VIE.  Prior to June 7, 2013, the Company owned a 90% interest in Plaza Entity.  Its partner’s interest in the VIE consists of a 37.5% direct interest and a 12.4% indirect interest through its 33.1% interest in Plaza Entity.    The Company concluded that the partners of the VIE were deemed to be related parties pursuant to ASC 850-10-20 given their ownership interests in Plaza Entity.

The June 7, 2013 sale of a partial interest and simultaneous refinancing of the property required a reassessment of the VIE.  In accordance with ASC 810-10-25-38A, the Company assessed whether it’s variable interest in the VIE is a controlling financial interest in the VIE, and thus, is the VIE’s primary beneficiary.  The Company would be deemed to have a controlling financial interest if it has both (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE the could potentially be significant to the VIE.  ASC 810-10-25-38A states that only one reporting entity, if any, is expected to be identified as the primary beneficiary.    Because the Company and its partner share control of the VIE through 50/50 voting rights, the Company concluded that neither it nor its joint venture partner had a controlling financial interest in the VIE.   Furthermore, the Company concluded that it and its partner are related parties because of their ownership of Plaza Entity.

Pursuant to ASC 810-10-24-44, in situations in which a reporting entity concludes that neither it nor one of its related parties has the characteristics in paragraph 25-38A (cited above), but as a group, the reporting entity and its related parties… have those characteristics, then the party within the related party group that is most closely

associated with the VIE is the primary beneficiary.   The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances including all of the following:

•         The existence of principal-agency relationship between the parties within the related party group

The Company concluded that none of the parties can be definitively identified as the sole principal in the related party group given the economic and voting interests and management responsibilities whereby the Company receives a leasing fee for the leasing of the retail space at the property and its partner receives a management fee for the management and leasing of the residential space.

•         The relationship and significance of the activities of the VIE to the various parties within the related party group

The Company is entitled to receive leasing fees for the retail portion of the property (43,000 square feet of retail space) which were estimated by the Company to aggregate approximately $640,000 on a present-value basis using a 10% discount rate over the estimated 10-year holding period.  The Company’s partner is entitled to receive management and leasing fees for the residential portion of the property (1,328 units aggregating 1.2 million square feet of residential space) which were estimated by the Company to aggregate approximately $10.4 million on a present-value basis using the same 10% discount rate and the same holding period.   Accordingly, the Company concluded that its partner’s fees for management and leasing of the residential space represent a significant portion of the activities of the VIE.

•         A party’s exposure to the variability associated with the anticipated economic performance of the VIE

The Company considered the exposure to the variability associated with the anticipated economic performance of the VIE and concluded that subsequent to the June 7, 2013 sale of a partial interest in the VIE to its partner, its partner has a majority of the exposure.  Below is a summary of the parties exposure to the variability associated with the economic performance of the VIE both before and after the June 7, 2013 sale.

	After June 7, 2013			Before June 7, 2013
	Total	Company	Partner	Total	Company	Partner
Total equity contributed	$295,000	$147,795	$147,205	$295,000	$158,800	$136,200
Aggregate PV of fees	11,061	640	10,421	11,061	640	10,421
Total Economic exposure	$306,061	$148,435	$157,626	$306,061	$159,440	$146,621
Percentage		48.5%	51.5%		52.1%	47.9%

•         The design of the VIE

The Company concluded that because both parties participated equally in the design of the VIE, this factor was not relevant in determining which partner is most closely associated with the VIE.

After evaluating each of the above criteria individually, and in the aggregate, the Company concluded that its partner was most closely associated with the VIE.  Accordingly, the Company deconsolidated the VIE on June 7, 2013 and began accounting for its investment on the equity method.

As the sole general partner of Vornado Realty L.P., the Company will apply the above responses in future filings by Vornado Realty L.P.

We acknowledge that:

•         We are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to Stephen W. Theriot, Chief Financial Officer at (201) 587‑1000.

Sincerely, /s/ Stephen W. Theriot Stephen W. Theriot, Chief Financial Officer

cc:	Issac Esquivel Patrick Henry (Deloitte & Touche LLP) William Farrar (Sullivan & Cromwell LLP) Steven Roth Joseph Macnow (Vornado Realty Trust)